Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Tel. (561) 237-0804

December 12, 2008

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:

Jennifer Hardy

Division of Corporation Finance

Re:

Propell Corporation

Registration Statement on Form S-1/A4

Filed December 8, 2008

File No. 333-150862

Dear Ms. Hardy:

Thank you for your December 11, 2008 letter regarding Propell Corporation (the “Company”).  Enclosed is Amendment No. 5 to Form S-1, which has been marked to show changes from our prior submission.   The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Registrant’s Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.            We note that although a copy of the filing was tagged as a redline, it was not marked to show changes.  In future amendments, please mark the amendment to show changes as this reduces the amount of time to review a filing.

Response:  We regret if we caused the staff any inconvenience with the copy of the draft which was filed.  Our financial printer maintains that the draft was marked in edgar codes, however, the markings are difficult to follow. With this amendment, we have sent the staff a courtesy marked copy of the filing by overnight mail.

Risk Factors, page 6

2.            We note your revised disclosure on pages 6 and 19.  We could not locate revisions in response to all of the requested information in prior comment 8.  In this respect, please provide a separately captioned risk factor relating to the risks resulting from the administrative agreement including that Mr. Rhodes is a member of both boards and the inherent conflict of interest, the potential obligation to pay CMI’s expenses and fund their losses, Propell’s accompanying loss of its voting interest in CMI, the potential payment of CMI debt and the benefits received by Mr. Rhodes under the agreement.

United States Securities

   and Exchange Commission

December 12, 2008

Response:  Complied with.  We have added the requested risk factor.

Liquidity Capital Resources, page 18

3.            We have read the revised disclosure in response to prior comment 6.  Given the absence of legal repayment terms and Crystal Magic’s lack of financial resources, the characteristics of this transaction do not appear to meet the definition of an asset as discussed in paragraphs 25-31 of Concept Statement 6.  Given that Mr. Rhodes controls CMI, holds the largest equity interest in Propell, is employed by both entities, and is Chairman of the Board for both entities, this transaction appears in substance to be a capital transaction instead of a lending transaction.  Therefore, it appears that the $635,187 should be accounted for as a distribution and deducted from equity and not classified as an asset on the Registrant’s September 30, 2008 Balance Sheet.  Please advise.

Response:  Complied with.  We have accounted for the transaction  as a capital transaction.

Please feel free to call me at (561) 237-0804, or my colleague Leslie Marlow, at (516) 222-0888, if you have any questions or further comments.

The Company respectively requests that it be permitted to request acceleration as soon as possible.

Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

cc: Propell Corporation

Leslie Marlow, Esq.